EXHIBIT 3.1

                                    Amendment
                                     to the
                          Amended and Restated By-Laws
                                       of
                                 Six Flags, Inc.

The first sentence of Section 4.4 of the By-Laws is replaced in its entirety by the following:

      "Section 4.4. If the office of any Director shall become vacant by reason of death, resignation, disqualification, removal or otherwise, such vacancy may be filled by the remaining Directors or by the stockholders at any regular or special meeting of the stockholders (or by written consent in lieu thereof by stockholders having the minimum number of votes that would be necessary to authorize such action at a meeting), and the successor or successors shall hold office for the unexpired term."